MM
KARTON AG

Mayr Melnhof Karton AG

REPORT FOR THE FIRST THREE QUARTERS OF 2007

- Positive development of results
- High capacity utilization in both divisions
- Price increase implemented due to soared raw material costs
- Good prospects for full year results

MAYR-MELNHOF GROUP KEY INDICATORS

(according to IFRS for interim financial reporting, unaudited)

	1st - 3rd Quarter		
(consolidated, in millions of EUR)	Jan. 1 - Sept. 30, 2007	Jan. 1 - Sept. 30, 2006	+/-
Sales	1,292.5	1,113.7	+16.1 %
EBITDA	196.9	177.8	+10.7 %
EBITDA margin (%)	15.2 %	16.0 %	
Operating profit	132.2	117.3	+12.7 %
Operating margin (%)	10.2 %	10.5 %	
Profit before tax	135.1	117.9	+14.6 %
Income tax expense	(42.4)	(37.3)	
Profit for the period	92.7	80.6	+15.0 %
Net profit margin (%)	7.2 %	7.2 %	
Basic and diluted earnings per share (in EUR)	4.11	3.58[1]	
Cash earnings	157.3	140.5	+12.0 %
Cash earnings margin (%)	12.2 %	12.6 %	
Capital expenditures	69.4	73.3	-5.3 %
Depreciation and amortization	65.6	61.6	+6.5 %

[1] adapted to number of shares after share split 1:2

	Balance sheet date	
	Sept. 30, 2007	Dec. 31, 2006
Total equity (in millions of EUR)	913.7	856.7
Total assets (in millions of EUR)	1,542.7	1,496.0
Total equity to total assets (%)	59.2 %	57.3 %
Net debt (in millions of EUR)	(156.5)	(149.9)
Enterprise value (in millions of EUR)	1,734.4	1,592.0
Employees	8,471	7,969

GROUP REPORT

DEAR SHAREHOLDERS,

As expected, your Company was able to benefit from the positive demand prevailing in the third quarter 2007 and to obtain new peak earnings in the first three quarters of 2007 with a profit for the period of EUR 92.7 million (1-3Q 2006: EUR 80.6 million). Since the beginning of the year, both cartonboard production and folding carton manufacturing have registered very high capacity utilization and recorded a gratifying increase in earnings. With new record values for sales and production, both divisions succeeded in benefiting above proportion from the overall conditions and gained additional market shares.

Because of the vigorous demand for raw materials, the price hikes for many industrial input factors, especially recovered paper, also persisted during the year. However, as cartonboard and folding cartons have sold at higher prices, it has been largely possible to absorb the cost increases so far occurred and to stabilize margins. The growth of earnings during the first three quarters of 2007 therefore resulted chievely from the positive development in volume.

Mainly on account of a persisting rise in inflation, current economic forecasts point to a clearly more restrained economic trend in the near future. This has also had an impact on our principal markets, where dynamics in order intake have noticeably slowed down, in comparison to previous months.

STATEMENT OF INCOME

Consolidated sales amounted to EUR 1,292.5 million, which was 16.1 % or EUR 178.8 million above the previous year's figure (1-3Q 2006: EUR 1,113.7 million). The larger quantities sold by both divisions, as well as the higher cartonboard prices were major growth contributors. The most recent acquisitions, made last year, accounted for about 19 % of the increase.

Consolidated Sales per Region (according to IFRS for interim financial reporting, unaudited)

	1st - 3rd Quarter	
(in %)	**Jan. 1 - Sept. 30, 2007**	Jan. 1 - Sept. 30, 2006
Western Europe	69.4 %	72.2 %
Eastern Europe	24.4 %	20.0 %
Asia	2.5 %	3.8 %
Other Overseas	3.7 %	4.0 %
Total	**100.0 %**	**100.0 %**

We succeeded in improving the operating profit by 12.7 % or EUR 14.9 million to EUR 132.2 million. Both divisions were able to increase their earnings. The Group's operating margin amounted to 10.2 % (1-3Q 2006: 10.5 %).

Financial expenses stood at EUR 6.7 million (1-3Q 2006: EUR 4.8 million), while financial income totaled EUR 10.5 million (1-3Q 2006: EUR 6.5 million).

Profit before tax amounted to EUR 135.1 million, which is an increase of 14.6 % (1-3Q 2006: EUR 117.9 million). Income tax expense accounted for EUR 42.4 million (1-3Q 2006: EUR 37.3 million), resulting in a Group tax rate of 31.4 % (1-3Q 2006: 31.6 %).

Profit for the period achieved an increase of 15.0 % and reached a new peak value of EUR 92.7 million (1-3Q 2006: EUR 80.6 million).

ASSETS, CAPITAL AND LIQUID FUNDS

As of September 30, 2007, the Group's assets totaled EUR 1,542.7 million. This is slightly higher than the figure reported at year-end 2006 (EUR 1,496.0 million). Equity grew from EUR 856.7 million to EUR 913.7 million, which is essentially the result of earnings less dividend distributed. At the end of September 2007, the ratio of total equity to total assets was thus 59.2 % of the balance-sheet total.

Net redemptions led to a reduction in financial liabilities by EUR 26.5 million, ultimately totaling EUR 190.5 million. The funds available to the Group - comprising cash and available-for-sale financial assets - amounted to EUR 347.0 million. They exceed interest-bearing liabilities by EUR 156.5 million (December 31, 2006: EUR 149.9 million), so that the Group continues to show net liquidity. Non-current assets declined from EUR 750.5 million (December 31, 2006) to EUR 664.9 million (September 30, 2007), which was mainly due to the conversion of securities into money-market instruments. With the expanding business volume, current assets went up by EUR 132.3 million and amounted to EUR 877.8 million (1-3Q 2006: EUR 745.5 million).

CASH FLOW DEVELOPMENT

The cash flow from operating activities stood at EUR +92.6 million, which is EUR 13.5 million less than the comparable figure for the previous year. The decline resulted mainly from a build-up of working capital in connection with the larger business volume.

The cash flow from investing activities moved from EUR -96.5 million to EUR +20.7 million. This difference is especially due to the conversion of financial assets, as well as to lower expenditures for acquisitions and capital expenditures.

Net payments for the purchase of tangible and intangible assets, totaling EUR -66.8 million, were below the sum spent the year before (1-3Q 2006: EUR -74.1million). New machinery and building annexes for folding carton facilities were at the center of investment activities.

The cash flow from financing activities amounted to EUR -62.3 million, after EUR +0.8 million. While the previous year, essentially saw a net inflow of funds, when financial liabilities were incurred because of favorable interest rates, a net outflow of funds is reported for the current year, mainly due to the redemption of financial liabilities.

DEVELOPMENT IN THE THIRD QUARTER 2007

As expected, a sustained good capacity utilization in line with a high order backlog and corresponding sound volume development in both divisions characterized the third quarter.

A capacity utilization of 99.5 % at MM Karton marked a historical peak value (2Q 2007: 99 %, 3Q 2006: 93 %).

Prices for recovered paper once again went up clearly at the beginning of the summer months. Thus, MM Karton has been selling cartonboard at higher prices since the middle of the year, which has largely facilitated compensation of this rise in costs. MM Packaging attributed top priority to passing on the higher input prices for cartonboard to customers.

MM Karton obtained an operating margin of 8.2 % after 8.4 % in the second quarter (3Q 2006: 7.0 %). At 10.9 % the operating margin of MM Packaging was slightly above the figure achieved in the previous quarter (2Q 2007: 10.6 %, 3Q 2006: 11.3 %).

The Group's operating profit amounted to EUR 46.7 million, after EUR 43.3 million in the second quarter (3Q 2006: EUR 37.8 million). The profit for the period reached a new record value of EUR 32.9 million (2Q 2007: EUR 30.8 million, 3Q 2006: EUR 26.1 million).

OUTLOOK

Sustained demand and high capacity utilization also characterized the beginning of the fourth quarter, for which we however expect a lower level of incoming orders compared to the preceding quarters, due to seasonality, especially in cartonboard production. Accordingly, MM Karton has scheduled the implementation of planned investment projects enhancing efficiency for the second half of December.

After a further marked price hike on recovered-paper markets in July, the situation has now shown first signs of stabilization. However, one cannot rule out that the bull market for recovered paper will not continue in 2008. This, though, will largely depend on the general development of demand. We will continue to pay great attention to the oil-price development, and the costs coupled to it. Accordingly, passing on costs will furtheron have to be addressed as a matter of urgency.

Overall, we can expect a gratifying development of the result for the entire 2007 business year.

Our objective is to continue the growth course, achieving high profitability on the capital employed in the core competence sectors – cartonboard production and folding carton manufacturing.

DIVISIONS

MM KARTON

In line with the general economic demand situation, the average order backlog of the board mills, which amounted to about 188,000 tons for the first nine months of 2007, was clearly above that of the previous year (1-3Q 2006: 84,000 tons). Given these positive overall conditions, MM Karton nevertheless succeeded in gaining further market shares in Europe.

MM Karton obtained new record levels, both in sales and production, during the first three quarters. The volume sold went up by 6.8 % to about 1,230,000 tons. At 85 % sales to Europe were clearly higher than during the comparable period (1-3Q 2006: 79 %). The share of sales on markets outside of Europe therefore declined from 21 % to 15 %. With a production of about 1,270,000 tons (1-3Q 2006: 1,172,000 tons), the capacities of MM Karton were utilized at a rate of 98 % during the first three quarters of 2007 (1-3Q 2006: 93 %).

The generally vigorous demand manifested itself in an unabated rise of prices for almost all input factors. Recovered paper, also, recorded a dramatic price increase since the beginning of the year, which continued up to the summer months. Prices for cartonboard were consequentially raised as of the middle of the year, which almost compensated the preceding cost increases.

Sales went up by 13.6 %, both because of higher volume and higher prices, and amounted to EUR 683.1 million (1-3Q 2006: EUR 601.4 million). Operating profit could be improved by 16.4 % to EUR 56.0 million. The operating margin thus rose to 8.2 % (1-3Q 2006: 8.0 %).

Divisional Indicators MM Karton (according to IFRS for interim financial reporting, unaudited)

	1st - 3rd Quarter		
(in millions of EUR)	**Jan. 1 - Sept. 30, 2007**	Jan. 1 - Sept. 30, 2006	+/-
Sales [1]	683.1	601.4	+13.6 %
Operating profit	56.0	48.1	+16.4 %
Operating margin (%)	8.2 %	8.0 %	
Tonnage sold (in thousands of tons)	1,230	1,152	+6.8 %
Tonnage produced (in thousands of tons)	1,270	1,172	+8.4 %

[1] including interdivisional sales

New product focus at MM Nikopol

Production at the Bulgarian cartonboard mill Nikopol was given a new orientation – it now produces uncoated technical cartonboard (plasterboard, test liner). Since the middle of the year, the plant has been producing on a continuous basis.

Sale of the recovered-paper company Spiehs

MM Karton has reached an agreement with the Austrian waste-management company AVE Entsorgung GmbH, Hörsching, concerning the sale of the recovered-paper company Joh. Spiehs & Co GmbH, Vienna. MM Karton thus continues to focus on its core business.

MM PACKAGING

The sound economic development has generated positive overall conditions for all sales areas during the first three quarters of the year. On a country level, however, the dynamics are quite heterogeneous. Because of sufficient capacities, competition continued undiminished. Against this background, MM Packaging succeeded in gaining new business and in utilizing the capacities of its plants at a high level. Both in the food and in the non-food sector, especially in the areas of cigarette and detergent packaging, it was possible to generate clearly higher sales.

Approximately 490,000 tons of cartonboard were converted during the first three quarters. This is equivalent to an increase of 24.1 %, compared to the previous year (1-3Q 2006: 395,000 tons). This significant step in volume expansion results from the full utilization of the new rotogravure plants, set up in 2006, and the acquisitions in Russia and Tunisia during the previous year, as well as from gaining new business.

Parallel to the larger volumes, sales also recorded a marked rise of 19.4 %, amounting to EUR 716.5 million. About 29 % of this growth is attributable to the recent acquisitions. However, operating profit which rose by +10.1 % to EUR 76.2 million (1-3Q 2006: EUR 69.2 million) was more contained. This development is mainly due to higher cartonboard prices and the startup costs, incurred by the new rotogravure plants, as well as non-recurring income from a real-estate divestment in 2006. The operating margin therefore amounted to 10.6 % (1-3Q 2006: 11.5 %).

Divisional Indicators MM Packaging (according to IFRS for interim financial reporting, unaudited)

	1st - 3rd Quarter		
(in millions of EUR)	**Jan. 1 - Sept. 30, 2007**	Jan. 1 - Sept. 30, 2006	+/-
Sales [1]	716.5	599.9	+19.4 %
Operating profit	76.2	69.2	+10.1 %
Operating margin (%)	10.6 %	11.5 %	
Tonnage processed (in thousands of tons)	490	395	+24.1 %

[1] including interdivisional sales

Expansion continued

In the Ukraine and Turkey, the capacities of the rotogravure plants set up last year were expanded by one printing line each.

In Tunisia, the production base was broadened by a newly built plant, which primarily focuses on producing detergent packaging.

In early November, MM Packaging bought 52.6 % of Al-Ekbal Printing & Packaging Co, the leading producer of folding carton in Jordan, with headquarters in Amman. The goal is to gain better access to the Arab region, especially in the main sales segments of the plant, cigarette and detergent packaging.

CONSOLIDATED INCOME STATEMENTS

(according to IFRS for interim financial reporting, unaudited)

(all amounts in thousands of EUR, except per share data)	3rd Quarter		1st - 3rd Quarter	
	July 1 - Sept. 30, 2007	July 1 - Sept. 30, 2006	Jan. 1 - Sept. 30, 2007	Jan. 1 - Sept. 30, 2006
Sales	455,246.2	382,568.2	1,292,453.4	1,113,658.0
Cost of sales	(348,767.9)	(292,148.0)	(985,913.6)	(844,894.6)
Gross margin	**106,478.3**	**90,420.2**	**306,539.8**	**268,763.4**
Other operating income	3,157.8	4,112.7	7,345.9	12,330.1
Selling and distribution expenses	(44,209.0)	(38,036.3)	(127,386.7)	(108,507.7)
Administrative expenses	(18,562.2)	(17,818.3)	(53,705.1)	(53,419.7)
Other operating expenses	(198.2)	(874.7)	(582.7)	(1,899.2)
Operating profit	**46,666.7**	**37,803.6**	**132,211.2**	**117,266.9**
Financial expenses	(2,236.7)	(1,844.7)	(6,743.2)	(4,814.6)
Financial income	3,719.3	2,654.3	10,472.8	6,518.5
Share of profit (loss) of associated companies	233.9	19.3	378.5	(609.2)
Other income (expenses) - net	(1,024.6)	237.8	(1,231.1)	(461.4)
Profit before tax	**47,358.6**	**38,870.3**	**135,088.2**	**117,900.2**
Income tax expense	(14,444.2)	(12,745.9)	(42,399.9)	(37,319.0)
Profit for the period	**32,914.4**	**26,124.4**	**92,688.3**	**80,581.2**
Attributable to:				
Shareholders of the Company	31,984.2	25,283.6	90,491.3	78,788.0
Minority interests	930.2	840.8	2,197.0	1,793.2
Profit for the period	**32,914.4**	**26,124.4**	**92,688.3**	**80,581.2**
Earnings per share for the profit attributable to the shareholders of the Company during the period:				
Basic and diluted (in EUR)	1.45	1.15[1]	4.11	3.58[1]

[1] adapted to number of shares after share split 1:2

CONSOLIDATED BALANCE SHEETS

(according to IFRS for interim financial reporting, unaudited)

(all amounts in thousands of EUR)	Notes	End of 3rd Quarter Sept. 30, 2007	Year End Dec. 31, 2006
ASSETS			
Property, plant and equipment	2	586,936.4	588,456.7
Investment property		1,951.4	2,067.1
Intangible assets including goodwill	2	55,408.0	53,791.6
Investments in associated companies		74.5	187.9
Available-for-sale financial assets		1,155.3	74,507.6
Other financial assets	2	5,799.7	14,663.7
Deferred income taxes		13,610.7	16,764.1
Non-current assets		**664,936.0**	**750,438.7**
Inventories		239,051.8	202,426.5
Trade receivables		252,089.8	199,673.1
Income tax receivables		7,018.3	16,133.6
Prepaid expenses and other current assets		33,738.6	34,875.1
Available-for-sale financial assets		3,007.5	0.0
Cash and cash equivalents		342,875.9	292,427.2
Current assets		**877,781.9**	**745,535.5**
TOTAL ASSETS		**1,542,717.9**	**1,495,974.2**
EQUITY AND LIABILITIES			
Share capital	4	88,000.0	87,240.0
Additional paid-in capital	4	168,453.4	169,213.4
Treasury shares	4	0.0	(54,477.3)
Retained earnings	4	626,094.3	623,189.5
Other reserves		1,781.1	3,504.4
Equity attributable to shareholders of the Company		**884,328.8**	**828,670.0**
Minority interests		29,412.5	28,023.5
Total equity		**913,741.3**	**856,693.5**
Interest bearing financial liabilities	5	119,468.8	115,701.4
Financial lease liabilities	5	0.0	1,825.5
Provisions for other non-current liabilities and charges		83,084.5	82,300.1
Deferred income taxes		39,928.1	45,841.8
Non-current liabilities		**242,481.4**	**245,668.8**
Interest bearing financial liabilities	5	69,446.9	98,828.0
Financial lease liabilities	5	1,540.0	685.0
Liabilities and provisions for income tax		12,253.0	22,419.5
Trade liabilities		156,492.2	158,432.0
Deferred income and other current liabilities		39,335.3	37,918.2
Provisions for other current liabilities and charges		107,427.8	75,329.2
Current liabilities		**386,495.2**	**393,611.9**
Total liabilities		**628,976.6**	**639,280.7**
TOTAL EQUITY AND LIABILITIES		**1,542,717.9**	**1,495,974.2**

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Condensed version according to IFRS for interim financial reporting, unaudited)

		1st - 3rd Quarter							
		Equity attributable to shareholders of the Company							
(all amounts in thousands of EUR)	Notes	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Other reserves [1]	Total	Minority interests	Total equity
Balance at January 1, 2007		**87,240.0**	**169,213.4**	**(54,477.3)**	**623,189.5**	**3,504.4**	**828,670.0**	**28,023.5**	**856,693.5**
Profit for the period					90,491.3		**90,491.3**	2,197.0	**92,688.3**
Profit (loss) directly recognized in equity, net of tax						(1,723.3)	**(1,723.3)**	(518.3)	**(2,241.6)**
Total profit for the period		**0.0**	**0.0**	**0.0**	**90,491.3**	**(1,723.3)**	**88,768.0**	**1,678.7**	**90,446.7**
Dividends paid	4				(30,827.5)		**(30,827.5)**	(2,558.0)	**(33,385.5)**
Capital contribution by minority shareholders							**0.0**	2,679.8	**2,679.8**
Business combinations							**0.0**	(411.5)	**(411.5)**
Capital increase funded from the Company's own resources	4	8,760.0	(8,760.0)				**0.0**		**0.0**
Purchase of treasury shares at cost	4			(2,281.7)			**(2,281.7)**		**(2,281.7)**
Cancellation of treasury shares	4	(8,000.0)	8,000.0	56,759.0	(56,759.0)		**0.0**		**0.0**
Balance at September 30, 2007		**88,000.0**	**168,453.4**	**0.0**	**626,094.3**	**1,781.1**	**884,328.8**	**29,412.5**	**913,741.3**
Balance at January 1, 2006		**87,240.0**	**169,213.4**	**(53,100.8)**	**546,252.9**	**7,848.1**	**757,453.6**	**12,230.5**	**769,684.1**
Profit for the period					78,788.0		**78,788.0**	1,793.2	**80,581.2**
Profit (loss) directly recognized in equity, net of tax						(5,498.3)	**(5,498.3)**	(37.5)	**(5,535.8)**
Total profit for the period		**0.0**	**0.0**	**0.0**	**78,788.0**	**(5,498.3)**	**73,289.7**	**1,755.7**	**75,045.4**
Dividends paid					(28,662.8)		**(28,662.8)**	(2,551.1)	**(31,213.9)**
Business combinations and dispositions							**0.0**	2,261.6	**2,261.6**
Purchase of treasury shares at cost				(1,376.5)			**(1,376.5)**		**(1,376.5)**
Balance at September 30, 2006		**87,240.0**	**169,213.4**	**(54,477.3)**	**596,378.1**	**2,349.8**	**800,704.0**	**13,696.7**	**814,400.7**

[1] Other reserves comprise the profit (loss) directly recognized in equity from the valuation of available-for-sale financial assets and derivative financial investments as well as differences from foreign currency translation.

CONSOLIDATED CASH FLOW STATEMENTS

(Condensed version according to IFRS for interim financial reporting, unaudited)

		1st - 3rd Quarter	
(all amounts in thousands of EUR)	Notes	**Jan. 1 - Sept. 30, 2007**	Jan. 1 - Sept. 30, 2006
Cash flow from operating activities	6	92,618.8	106,072.6
Cash flow from investing activities		20,714.0	(96,534.8)
Cash flow from financing activities		(62,341.6)	797.4
Effect of exchange rate changes on cash and cash equivalents		(542.5)	(163.5)
Net change in cash and cash equivalents (< 3 months)		**50,448.7**	**10,171.7**
Cash and cash equivalents (< 3 months) at the beginning of the period		292,427.2	262,993.8
Cash and cash equivalents (< 3 months) at the end of the period		**342,875.9**	**273,165.5**
Adjustments to reconcile cash and cash equivalents to total funds available to the Group:			
Current and non-current available-for-sale financial assets		4,162.8	73,832.1
Total funds available to the Group		**347,038.7**	**346,997.6**

NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

(1) BASIC ACCOUNTING PRINCIPLES

The condensed quarterly consolidated financial statements and notes thereto of Mayr-Melnhof Karton AG and its subsidiaries have been prepared in accordance with IFRS for interim financial reporting as adopted by the European Union.

These condensed quarterly consolidated financial statements have been prepared using the same accounting principles as for the consolidated financial statements as of December 31, 2006. The application of new standards and interpretations as adopted by the European Union since January 1, 2007, has not shown significant impact on the Group's financial statements and financial position.

(2) DEVELOPMENT OF FIXED ASSETS

The Group spent a total of thous. EUR 69,412.3 (1-3Q 2006: thous. EUR 73,277.3) on acquiring property, plant and equipment and intangible assets the first three quarters of 2007.

Net book values of "Property, plant and equipment" and "Intangible assets including goodwill" are composed as follows:

(all amounts in thousands of EUR)	End of 3rd Quarter Sept. 30, 2007	Year End Dec. 31, 2006
Lands, similar land rights and buildings	206,304.9	205,083.8
Technical equipment and machines	298,222.1	309,292.6
Other equipment, fixtures and fittings	29,507.8	29,136.2
Payments on account and construction in progress	52,901.6	44,944.1
Property, plant and equipment	**586,936.4**	**588,456.7**

(all amounts in thousands of EUR)	End of 3rd Quarter Sept. 30, 2007	Year End Dec. 31, 2006
Concessions, licenses and similar rights, and payments on account	3,186.3	3,624.7
Goodwill	50,211.1	50,128.8
Other intangible assets	2,010.6	38.1
Intangible assets including goodwill	**55,408.0**	**53,791.6**

Depreciation and amortization on "Property, plant and equipment" and "Intangible assets including goodwill" amounted to thous. EUR 65,635.7 (1-3Q 2006: thous. EUR 60,287.4).

As a result of repayments, "Other financial assets" declined from thous. EUR 14,663.7 at year-end 2006 to thous. EUR 5,799.7 as of September 30, 2007.

(3) PURCHASE COMMITMENTS

On September 30, 2007, purchase obligations for fixed assets regarding planned capital expenditures maturing within one year amounted to approximately thous. EUR 48,228.0 (December 31, 2006: thous. EUR 29,027.4).

(4) EQUITY

INCREASE OF SHARE CAPITAL / SHARE SPLIT

The 13th Ordinary Shareholders' Meeting of Mayr-Melnhof Karton AG held on April 25, 2007, resolved to increase the share capital of the Company from thous. EUR 87,240.0 to thous. EUR 96,000.0 via conversion of a respective amount of the appropriate additional paid-in capital without issuing new shares, and to carry out a two-for-one share split. This has doubled the number of shares from 12 million to 24 million no-par bearer shares. The corresponding amendment to the articles of association was entered into the company register at the commercial court in Vienna on June 15, 2007. Conversion on the Vienna Stock Exchange took place on July 16, 2007.

SHARE REPURCHASE PROGRAM

Since March 2001, the Mayr-Melnhof Group has repurchased own shares. In accordance with the Austrian Companies Act the share repurchase program limits the maximum repurchase volume to 10 % of the capital stock of Mayr-Melnhof Karton AG. In the financial year 2007, the Group has repurchased 27,304 own shares (after share split) for thous. EUR 2,281.7. Therefore, the Group held 2,000,000 own shares which is equivalent to 8.33 % of the capital stock. On August 30, 2007, the cancellation of these own shares took place. Thus, the Group held no own shares as of September 30, 2007. The last share repurchase program was terminated according to schedule on October 25, 2007. The 13th Ordinary Shareholders' Meeting has authorized the Management Board to buy back own shares until October 25, 2008. All transactions are published on the Internet at www.mayr-melnhof.com.

CANCELLATION OF TREASURY SHARES / REDUCTION OF SHARE CAPITAL

The 13th Ordinary Shareholders' Meeting further resolved on a simplified reduction of share capital by thous. EUR 8,000.0 from thous. EUR 96,000.0 to thous. EUR 88,000.0 by cancellation of 2,000,000 treasury shares in the pro-rata amount of thous. EUR 8,000.0 of the share capital. The entry into the company register at the commercial court in Vienna has been affected on August 23, 2007. On August 30, 2007, the cancellation of the treasury shares took place. Subsequently the Company's share capital amounts to thous. EUR 88,000.0 and is divided into 22,000,000 no-par bearer shares. Each share represents EUR 4.00 of the issued share capital.

DIVIDEND

A dividend of EUR 2.80 per voting share (before share split) was resolved for the year 2006 (2005: EUR 2.60) and was due on May 9, 2007. By September 30, 2007, the Group distributed to the shareholders a total of thous. EUR 30,827.5 (2006: thous. EUR 28,662.8).

(5) FINANCIAL LIABILITIES

Financial liabilities of the Group are as follows:

(all amounts in thousands of EUR)	End of 3rd Quarter Sept. 30, 2007	Year End Dec. 31, 2006
Non-current interest bearing financial liabilities	119,468.8	115,701.4
Current interest bearing financial liabilities	69,446.9	98,828.0
Interest bearing financial liabilities	**188,915.7**	**214,529.4**
Non-current financial lease liabilities	0.0	1,825.5
Current financial lease liabilities	1,540.0	685.0
Financial lease liabilities	**1,540.0**	**2,510.5**
Total financial liabilities	**190,455.7**	**217,039.9**

(6) CASH FLOW FROM OPERATING ACTIVITIES

The cash flow from operating activities and income taxes paid are as follows:

	1st - 3rd Quarter	
(all amounts in thousands of EUR)	Jan. 1 - Sept. 30, 2007	Jan. 1 - Sept. 30, 2006
Cash flow provided by operating activities excluding interest and taxes paid	137,103.8	149,626.5
Income taxes paid	(44,485.0)	(43,553.9)
Cash flow from operating activities	**92,618.8**	**106,072.6**

(7) DISCLOSURE ON TRANSACTIONS WITH RELATED PARTIES

In the first three quarters of 2007 and 2006, respectively, no material business transactions were concluded between the Group and related parties. Transactions are carried out on an arm's length basis. The respective sales, receivables and liabilities are not of substantial importance.

(8) SUBSEQUENT EVENTS

No events that require disclosure took place between the balance sheet date September 30, 2007, and the publication approval on November 14, 2007.

QUARTERLY OVERVIEW

(according to IFRS for interim financial reporting, unaudited)

MAYR-MELNHOF GROUP

(consolidated, in millions of EUR)	1st Quarter 2006	2nd Quarter 2006	3rd Quarter 2006	4th Quarter 2006	1st Quarter 2007	2nd Quarter 2007	3rd Quarter 2007
Sales	377.0	354.1	382.6	398.8	421.3	415.9	455.3
EBITDA	59.8	59.6	58.4	61.0	63.7	65.5	67.7
EBITDA margin (%)	15.9 %	16.8 %	15.3 %	15.3 %	15.1 %	15.7 %	14.9 %
Operating profit	40.1	39.4	37.8	41.3	42.2	43.3	46.7
Operating margin (%)	10.6 %	11.1 %	9.9 %	10.4 %	10.0 %	10.4 %	10.3 %
Profit before tax	40.4	38.6	38.9	42.4	43.2	44.5	47.4
Income tax expense	(13.0)	(11.5)	(12.8)	(14.6)	(14.2)	(13.7)	(14.5)
Profit for the period	27.4	27.1	26.1	27.8	29.0	30.8	32.9
Net profit margin (%)	7.3 %	7.7 %	6.8 %	7.0 %	6.9 %	7.4 %	7.2 %
Earnings per share (basic and diluted in EUR)	1.22 1)	1.21 1)	1.15 1)	1.21 1)	1.29 1)	1.37 1)	1.45

1) adapted to number of shares after share split 1:2

DIVISIONS

MM KARTON

(in millions of EUR)	1st Quarter 2006	2nd Quarter 2006	3rd Quarter 2006	4th Quarter 2006	1st Quarter 2007	2nd Quarter 2007	3rd Quarter 2007
Sales 1)	204.0	196.3	201.1	207.4	219.7	229.6	233.8
Operating profit	17.1	16.9	14.1	16.9	17.5	19.3	19.2
Operating margin (%)	8.4 %	8.6 %	7.0 %	8.1 %	8.0 %	8.4 %	8.2 %
Tonnage sold (in thousands of tons)	388	380	384	390	403	417	410
Tonnage produced (in thousands of tons)	388	384	400	381	407	423	440

1) including interdivisional sales

MM PACKAGING

(in millions of EUR)	1st Quarter 2006	2nd Quarter 2006	3rd Quarter 2006	4th Quarter 2006	1st Quarter 2007	2nd Quarter 2007	3rd Quarter 2007
Sales 1)	201.3	188.1	210.5	221.7	236.0	227.1	253.4
Operating profit	23.0	22.5	23.7	24.4	24.7	24.0	27.5
Operating margin (%)	11.4 %	12.0 %	11.3 %	11.0 %	10.5 %	10.6 %	10.9 %
Tonnage processed (in thousands of tons)	130	127	138	145	162	157	171

1) including interdivisional sales

The Management Board
of Mayr-Melnhof Karton AG

MAYR-MELNHOF SHARES

Relative Performance of MM Shares 2007 (December 28, 2006 = 100)


MM
ATX
MSCI (Europe/Container and Packaging)
130
120
110
100
90
80
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.

Share price (closing price)	
as of November 12, 2007	76.05
2007 High	89.90
2007 Low	69.03
Stock performance (Year-end 2006 until November 12, 2007)	+7.11 %
Number of shares issued	22 million
Market capitalization as of November 12, 2007 (in millions of EUR)	1,673.10
Trading volume (average per day Q1-3 2007 in millions of EUR)	5.54

FINANCIAL CALENDAR 2008

March 13, 2008	Financial results for 2007
May 7, 2008	14th Ordinary Shareholders' Meeting - Vienna
May 14, 2008	Ex-dividend day
May 15, 2008	Results for the 1st quarter of 2008
May 21, 2008	Dividend payment date
August 19, 2008	Results for the 1st half-year of 2008
November 13, 2008	Results for the 3rd quarter of 2008

EDITORIAL INFORMATION

Editor (publisher): Mayr-Melnhof Karton AG, Brahmsplatz 6, 1041 Vienna, Austria

FOR FURTHER INFORMATION, PLEASE CONTACT:

Stephan Sweerts-Sporck
Investor Relations
Phone: +43/ 1 50136 91180
Fax: +43/ 1 50136 91195
e-mail: investor.relations@mm-karton.com
Website: http://www.mayr-melnhof.com

END